

GRAVIS OIL

Suite 902, #105,150 Crowfoot Crescent NW
Calgary, Alberta T3G 3T2

News Release

Gravis Oil Corporation Grassy Creek Technology Update

Calgary, Alberta; July 25, 2011 – Gravis Oil Corporation., (the "Company" or "Gravis"), **(OTCBB:GRAVF)** which holds a major position in the western Missouri heavy oil development play, completed the drilling of a new development pattern at its Grassy Creek operations at the end of April 2011. The Company's development strategy incorporates the use of modern technologies to increase cost effective production by minimizing lifting costs and improving recoverable reserves per net acre. Gravis is employing advances in chemistry, real time data measurement and drilling techniques to achieve these operational goals.

Gravis intends to provide periodic updates regarding the deployment of these advanced technologies and comment on the progression of operating and production results. Steaming of the new Grassy Creek development pattern, consisting of an injection well, two observation wells, and six producing wells on approximately a one-third of an acre site began in early May, 2011.

Surface Facilities and Equipment

Due to the complexity of producing heavy oil, selecting economic and cost effective solutions for high pressure-high temperature production equipment is critical. During the past six months, Gravis Oil has completed an extensive field evaluation and redesigned and successfully installed surface and downhole equipment that is expected to reduce downtime and lower lifting costs.

The previous downhole and surface equipment utilized at the field was replaced with durable and modern equipment designed for harsh temperatures associated with heavy oil operations. The efficiency of lifting equipment was improved in both durability and operability to reduce complications associated with the steam flood and heavy oil fluids. Downhole pumps were replaced and fitted with anti-gas locking devices as well as metal to metal seals designed for high temperature operation. These changes will reduce the frequency of maintenance and boost pump efficiency. Wellhead equipment has been modified to accommodate instrumentation deployment and chemical stimulation, and includes well control devices that will allow flexibility to safely work over existing wells and drill new patterns without associated interruptions of adjacent production.

Surface and field piping were optimized as well to handle increased volumes of produced fluid. Larger diameter well production piping was installed to improve flow of heavy oil, along with heat tracing and insulation to improve winter performance. Piping systems were modified to allow for re-injection of hot produced water to conserve heat and pressure energy thereby reducing full-cycle purchases of natural gas. Equipment is being installed to re-capture energy from produced fluids to further reduce the cost of steam generation.

Tim Morrision, the Company's chief executive officer, stated: "We are extremely pleased with the progress that we have made at Grassy Creek. Our commitment to produce heavy oil reserves with attractive economic returns to our shareholders is our primary goal. The Company will continue to discover, procure and deploy technologies that will reduce the operating costs associated with heavy oil production while maintaining or increasing capacity and efficiency".

Since steam injection began in the new Grassy Creek development pattern in early May, Gravis field personnel have measured a significant increase in reservoir temperature, and encouraging early stage production response. The Company estimates that it may take until late August, 2011 to fully assess the results of the new development pattern.

About Gravis Oil Corporation

Gravis is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on American heavy oil with current operational emphasis on the Deerfield area of western Missouri. The Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company has an average of 70% working interest in 73,241 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, and Montana. For more information, please visit www.gravisoil.com.

CONTACT:

Randy Tronsgard, Manager - Investor Relations
Telephone: (403) 863-6480
Toll Free: 1-877-984-6342

Suite 902, #105, 150 Crowfoot Crescent NW
Calgary, Alberta T3G 3T2

Email: investor.relations@gravisoil.com
Website: www.gravisoil.com

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, and expectations of future production performance and cash flow requirements. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, including the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.